[Reference Translation]

May 8, 2024

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

   Koji Sato, President

   (Code Number: 7203

   Prime of Tokyo Stock Exchange and

   Premier of Nagoya Stock Exchange)

Name and Title of Contact Person:

   Yoshihide Moriyama, General Manager,

   Capital Strategy & Affiliated Companies Finance Div.

   (Telephone Number: 0565-28-2121)

Notice Concerning the Determination of Matters Relating to

the Repurchase of Shares of our Common Stock

(Repurchase of Shares under Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you that Toyota Motor Corporation (“TMC”) resolved at a meeting of the Board of Directors held on May 8, 2024 to repurchase shares of its common stock pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act.

1.	Reason for repurchasing shares

TMC deems the improvement of its shareholders’ profit as one of its priority management policies, and it will continue to work to improve its corporate culture to realize sustainable growth in order to enhance its corporate value.

TMC will flexibly repurchase its common stock while considering factors such as the price level of its common stock. In addition, TMC will use such means to respond to requests for the sale of its own shares as needed in the future.

With a view to surviving tough competition and transitioning to a mobility company, TMC will utilize its internal funds mainly for its investment in growth for the next generation such as environmental technologies to achieve a carbon neutral society and safety technologies for the safety and security of its customers, and also for the stakeholders such as employees, business partners and local communities.

2.	Details of matters relating to repurchase

(1) Class of shares to be repurchased	Shares of Common Stock of TMC

(2) Total number of shares to be repurchased	410 million shares (maximum)

(Represents 3.04% of the total number of issued shares (excluding treasury stock))

(3) Total purchase price for repurchase of shares	JPY 1,000 billion (maximum)

(4) Period of repurchase	From May 9, 2024 to April 30, 2025

(References) Number of treasury stock as of March 31, 2024

Total number of issued shares (excluding treasury stock) :	13,474,172,027	shares
Total number of treasury stock :	2,840,815,433	shares

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